SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. _____2_____)*


                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)



    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 822809 10 9

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

   Mr. William E. Hattaway

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                       (a)

                                       (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            459,579 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       459,579 shares

                    8  SHARED DISPOSITIVE POWER

                       0 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    459,579 shares

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.2%

12  TYPE OF REPORTING PERSON

    IN



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Item 1(a)                  NAME OF ISSUER:

                           Shells Seafood Restaurants, Inc. (the "Company")

Item 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           16313 North Dale Mabry Highway
                           Suite 100
                           Tampa, Florida 33618

Item 2(a)                  NAME OF PERSON FILING:

                  See Item 1 of the cover page attached hereto

Item 2(b)                  Address of Principal Business Office, or if none,
                           Residence:

                           16313 North Dale Mabry Highway
                           Suite 100
                           Tampa, Florida 33618

Item 2(c)                  CITIZENSHIP:

                  See Item 4 of the cover page attached hereto

Item 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 (the "Common Stock")

Item 2(e)                  CUSIP NUMBER:

                           822809 10 9

Item 3                     Not Applicable


Item 4                     OWNERSHIP:

                           The following information with respect to ownership of Common Stock of the Company by the person filing this Statement is provided as of December 31, 1998, the last day of the year covered by this Statement.

                           (a)  Amount Beneficially Owned:

                           See Item 9 of the cover page attached hereto which includes: (i) 416,923 shares of Common Stock owned directly by the Reporting Person; and (ii) options to purchase 42,656 shares of Common Stock at an exercise price of $5.00 per share which


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                           are  presently  exercisable  at  any  time  up to and
                           including   April  29,  2001.  Does  not  include  an
                           aggregate of 21,328  shares of Common Stock  issuable
                           upon  the   exercise   of   options   which  are  not
                           exercisable within 60 days of December 31, 1998.


                           (b) Percent of Class:

                  See Item 11 of the cover page attached hereto


                           (c) Number of shares as to which such person has:

                              (i)     sole power to vote or to direct the vote:

                                    See Row 5 of the cover page attached hereto which includes:

                                         (i) 416,923  shares of Common  Stock
                                             owned  directly by the Reporting
                                             Person; and
                                        (ii) options to purchase 42,656 shares
                                             of  Common  Stock at an  exercise
                                             price of $5.00  per share which are
                                             presently  exercisable  at  any
                                             time  up to and including  April
                                             29, 2001.  Does not include an
                                             aggregate of 21,328 shares of
                                             Common Stock  issuable upon the
                                             exercise of options which are not
                                             exercisable within 60 days of
                                             December 31, 1998.

                           (ii)  shared  power to vote or to direct the vote:

                                            See Row 6 of the cover page

                          (iii)sole power to dispose or to direct the
                               disposition of:

                    See Row 7 of the cover page attached  hereto which includes:
                               (i) 416,923 shares of Common Stock owned directly by the Reporting Person; and

                              (ii) options to purchase 42,656 shares of Common Stock at an exercise price of $5.00 per share which are presently exercisable at any time up to and including April 29, 2001. Does not include an aggregate of 21,328 shares of Common Stock issuable upon the exercise of options which are not exercisable within 60 days of December 31, 1998.

                              (iv)    shared  power to  dispose  or direct
                                      the disposition of:

                                      See Row 8 of the cover page


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Item 5                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           Not Applicable

Item 6                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON:

                           Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                           Not Applicable

Item 8                     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:

                           Not Applicable

Item 9                     NOTICE OF DISSOLUTION OF GROUP:

                           Not Applicable

Item 10                    CERTIFICATION:

                           Not Applicable



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                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1999




                                   By:  /s/ WILLIAM E. HATTAWAY
                               William E. Hattaway
                                    President



555160.1

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